UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 70-7018

REPORT FOR PERIOD

July 1, 2005 to September 30, 2005

PURSUANT TO RULE 24

In the matter of

CONESVILLE COAL PREPARATION COMPANY
Canton, Ohio

THIS IS TO CERTIFY THAT CONESVILLE COAL PREPARATION COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated October 29, 1984, provides on Exhibits 1 through 5 the following information for the period July 1, 2005 through September 30, 2005:

a) corporate statements of income by month;
b) corporate balance sheets by month;
c) statements of quantities of coal processed and customer billings for coal washing services by month;
d) summary of expenses related to the operations of the coal washing facilities by month, and;
e) the price per ton of coal deliveries by month.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Conesville Coal Preparation Company has duly caused this report to be signed on its behalf on this 22nd day of November, 2005.

By:  \s\ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation

FILE NO.
070-07018

CONESVILLE COAL PREPARATION COMPANY
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 23463
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2005

CONTENTS
Exhibit
Statements of Income	1
Balance Sheets	2
Statements of Quantities of Coal Processed and Customer Billings for Coal Washing Services	3
Statements of Cost of Operation	4
Price Per Ton of Coal Deliveries	5

				Exhibit 1

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF INCOME
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2005
(UNAUDITED)

	Month Ended
	July 31, 2005	August 31, 2005	September 30, 2005	Three Months Ended September 30, 2005
	(in thousands)
Operating Revenues - Services to Parent	$500	$988	$851	$2,339
Cost of Operation	537	965	858	2,360
Operating Income (Loss)	(37)	23	(7)	(21)
Nonoperating Income	41	11	10	62
Income Before Federal Income Taxes	4	34	3	41
Federal Income Tax Benefit (Expense)	2	(28)	2	(24)
Net Income	$6	$6	$5	$17

The common stock of the Company is wholly-owned by Columbus Southern Power Company.

			Exhibit 2

CONESVILLE COAL PREPARATION COMPANY
BALANCE SHEETS
BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 2005
(UNAUDITED)

	July 31, 2005	August 31, 2005	September 30, 2005
	(in thousands)
ASSETS

MINING PLANT
Mining Plant in Service	$1,773	$1,773	$1,773
Accumulated Amortization	(1,541)	(1,545)	(1,549)
NET MINING PLANT	232	228	224

CURRENT ASSETS
Advances to Affiliates	3,221	3,023	3,126
Accounts Receivable - General	19	18	20
Accounts Receivable - Affiliated Companies	503	988	853
Materials and Supplies	1,301	1,319	1,336
Other	31	30	28
TOTAL CURRENT ASSETS	5,075	5,378	5,363

DEFERRED INCOME TAXES	1,276	1,278	1,256

DEFERRED CHARGES	18	22	8

TOTAL ASSETS	$6,601	$6,906	$6,851

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
Common Stock - Par Value $1,000 Per Share:
Authorized - 500 Shares; Outstanding - 100 Shares	$100	$100	$100
Paid-in Capital	400	400	400
Accumulated Other Comprehensive Loss	(147)	(147)	(147)
Retained Earnings	1,351	1,357	1,362
TOTAL SHAREHOLDER'S EQUITY	1,704	1,710	1,715

OTHER NONCURRENT LIABILITIES	3,770	3,813	3,776

CURRENT LIABILITIES
Accounts Payable - General	276	462	266
Accounts Payable - Affiliated Companies	120	60	85
Taxes Accrued	61	99	136
Other	492	523	611
TOTAL CURRENT LIABILITIES	949	1,144	1,098

OTHER DEFERRED CREDITS	178	239	262

TOTAL CAPITALIZATION AND LIABILITIES	$6,601	$6,906	$6,851

					Exhibit 3

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
CUSTOMER BILLINGS FOR COAL WASHING SERVICES
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2005

Services Rendered to Columbus Southern Power Company's Conesville Plant (a)	Raw Coal Input	Rejects	Clean Coal Output	Average Unit Price	Amount
(Month/Year)	(tons)	(tons)	(tons)	(per ton)	(in thousands)

July 2005	117,553	20,760	96,793	$5.16	$500
August 2005	231,718	36,324	195,394	5.06	988
September 2005	210,478	37,310	173,168	4.92	851

(a) Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company and Columbus Southern Power Company, the parent of Conesville Coal Preparation Company

				Exhibit 4

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF COST OF OPERATION
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2005

	July 2005	August 2005	September 2005	Three Months Ended September 30, 2005
	(in thousands)
Labor - UMW (a)	$165	$194	$306	$665
Benefits - UMW (a)	99	88	88	275
Operating Materials	71	24	41	136
Maintenance - Materials and Services	127	99	48	274
Electricity	33	51	45	129
Other Billed Services	27	155	39	221
Taxes Other Than Income Tax	16	15	21	52
Rentals	219	260	207	686
Depreciation	4	4	4	12
Cleaning Cost Normalization (b)	(254)	61	23	(170)
Other Billed Services	30	14	36	80
Total	$537	$965	$858	$2,360

(a) United Mine Workers of America

(b) Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of clearing cost normalization is established on an "overall" company basis (i.e., not itemized) and is eliminated by year-end.

					Exhibit 5

COLUMBUS SOUTHERN POWER COMPANY
PRICE PER TON OF COAL DELIVERIES
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2005

	July 2005		August 2005		September 2005

Clean Coal Deliveries from Conesville Coal Preparation Plant (a)	$42.36	(b)	$42.28	(b)	$42.96	(b)

(a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus Southern Power Company's Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.

(b) Average price per ton.